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                                                                       EXHIBIT 4

                 [LETTERHEAD OF BOLERO INVESTMENT GROUP, L.P.]


October 17, 1996

Ms. Karen Hendricks
Baldwin Piano & Organ Co.
422 Wards Corner
Loveland, OH 45140-8390

Dear Mr. Hendricks:

     As follow up to my October 15th letter, the following are a number of questions and comments recently posed to the Bolero Partnership by various interested parties. These parties have apparently actively followed the developments of Baldwin Piano and Organ Co. and are familiar with the public information concerning the company. I felt a responsibility, in reference to your busy schedule, to express these concerns in one format in order to reduce the time that would have been necessary to consider them individually.

     An area of concern that has been frequently mentioned is the illiquidity of Baldwin's stock. With institutional investors comprising 66% of the total number of shareholders as well as insiders constituting 19%, Baldwin has an extremely small float available for shareholder investment. With a broader investment group comprised of individuals possibly providing long term stability and liquidity, what efforts have been undertaken by management to accomplish greater shareholder diversity? Has Baldwin considered implementing a "road show" to attract retail brokers? Is there a strategy in place to attract the attention of regional analysts?

     Another issue that has been raised concerns inventory. Inventory accounted for nearly 46% of total assets as of December 31, 1995, and rose to nearly 50% in the first quarter of 1996. What is the reason for this increase? What is the inventory turnover ratio? Does Baldwin have an explanation as to why inventory is at record levels when the factories are not operating at full capacity?

     Additionally, while consolidated revenue decreased, expenses continued to be relatively unchanged. Cost of goods sold and administrative expenses did not decrease proportionally to revenue. As a result, the overall operating profit has decreased

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by over 12%. What efforts, if any, has the company made to decrease administrative expenses? Is there an overall strategy to reduce fixed costs?

     There have also been various questions posed regarding Baldwin's installment receivables. Why is the company apparently gambling on interest rates (fixed v. floating)? What is the reason in taking this risk while also maintaining the potential liability for bad debts? What is management's rationale for selling receivables when earnings on these receivables is greater than the return on operations?

     Regarding Baldwin's products, the company currently has over sixty different styles and finishes. What is the rationale for having so many? Does management have a breakdown as to the number of different styles and finishes sold in any given year? Is there a mechanism in place to identify under-performing product lines? What is Baldwin's overall marketing strategy regarding the individual styles and finishes?

     Several questions have been raised concerning management's compensation. The CEO owns only 4,000 shares and has options on an additional 100,000, with a lucrative severance agreement. The rest of management's compensation is even less performance based. Has Baldwin considered making management's compensation based on the overall performance of the company? Do employees in general have any performance incentives or equity related rewards?

     Other areas of inquiry included, but were not limited to, the decrease in the bad debt provision while receivables increased; the company's sensitivity to a downturn in the economy; and the relatively minor expenditures on research and development. As stated, the issues presented in this letter are merely some of the concerns raised by interested parties to the Bolero Partnership. As such, I felt an obligation to forward them, and have provided you with a simplified format in deference to your busy schedule. Management's failure/refusal to explore all reasonable alternatives in addressing the variety of challenges facing Baldwin forced the Bolero Partnership into advocating the voluntary retention of an investment banker to explore a possible sale, merger, or business combination involving the company. In the event my request is denied, I look forward to presenting my proposal as outlined in my September 13th letter to Baldwin's shareholders.

Sincerely,

/s/ Kenneth W. Pavia

Kenneth W. Pavia, G.P.

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